UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E–3/A

RULE 13e–3 TRANSACTION
Pursuant to Section 13(e) of the Securities Exchange Act of 1934

Amendment No. 1
(Final Amendment)

ONESOURCE INFORMATION SERVICES, INC.

(Name of the Issuer)

ONESOURCE INFORMATION SERVICES, INC.
VAC–OS HOLDINGS LLC
OS MERGER SUB, INC.
VALUEACT CAPITAL PARTNERS, L.P.
VALUEACT CAPITAL PARTNERS II, L.P.
VALUEACT CAPITAL INTERNATIONAL, LTD.
VA PARTNERS, L.L.C.
GEORGE F. HAMEL, JR.
JEFFREY W. UBBEN
PETER H. KAMIN
(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

68272J106
(CUSIP Number of Class of Securities)

Martin F. Kahn
Executive Chairman and Chief Executive Officer
c/o OneSource Information Services, Inc.
300 Baker Avenue
Concord, Massachusetts 01742
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on
Behalf of the Person(s) Filing Statement)

With copies to:

Kathy A. Fields, Esq.	Christopher G. Karras, Esq.
Sean J. Hill, Esq.	Dechert LLP
Testa, Hurwitz & Thibeault, LLP	4000 Bell Atlantic Tower
125 High Street	1717 Arch Street
Boston, MA 02110	Philadelphia, PA 19103-2793
Telephone: (617) 248-7000	Telephone: (215) 994-4000
Facsimile: (617) 248-7100	Facsimile: (215) 994-2222

     This statement is filed in connection with (check the appropriate box):

(a)	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e–3(c) under the Securities Exchange Act of 1934.
(b)	☐	The filing of a registration statement under the Securities Act of 1933.
(c)	☐	A tender offer.
(d)	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☒

Check the following box if the filing is a final amendment reporting the results of the transaction. ☒

CALCULATION OF FILING FEE

Transaction Valuation:	$68,905,123.36*	Amount of Filing Fee: $8,730.28

*	Set forth the amount on which the filing fee is calculated and state how it was determined.
For purposes of calculating the fee only. Aggregate number of securities to which transaction applies: 7,940,071‡ shares of common stock, plus outstanding options (whether or not vested) to purchase an aggregate of 1,810,268 shares of common stock. ‡Note: Excludes shares of common stock held by ValueAct Capital Partners, L.P. and its affiliates.

The transaction value was based upon the sum of (a) the product of 7,940,071 shares of common stock and the merger consideration of $8.40 per share and (b) the difference between (i) the product of the merger consideration of $8.40 per share and the 1,810,268 shares of common stock subject to outstanding stock options (whether or not vested) of which the exercise price per share is less than the per share merger consideration and (ii) the product of the weighted average exercise price per share of such stock options and such 1,810,268 shares of common stock. In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the amount of the filing fee was determined by multiplying $0.00012670 by the amount calculated in the preceding sentence.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,730.28	Filing Party:	OneSource Information Services, Inc.
Form or Registration No.:	Schedule 14A	Date Filed:	April 6, 2004

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Item 16. Exhibits.
SIGNATURE

RULE 13e-3 TRANSACTION STATEMENT

     This Amendment No. 1 to the Rule 13e–3 Transaction Statement on Schedule 13E–3 (“Schedule 13E–3”) is being filed by OneSource Information Services, Inc., VAC–OS Holdings LLC, OS Merger Sub, Inc., ValueAct Capital Partners, L.P., ValueAct Capital Partners II, L.P., ValueAct Capital International, Ltd., VA Partners, L.L.C., George F. Hamel, Jr., Jeffrey W. Ubben, and Peter H. Kamin (each a “Filing Person” and collectively, the “Filing Persons”), though each Filing Person expressly disclaims any obligation to file this Schedule 13E–3.

     The Filing Persons filed a Rule 13e–3 Transaction Statement on Schedule 13E–3 on April 6, 2004 (the “April 6 Schedule 13E-3”) related to an Agreement and Plan of Merger, dated as of February 18, 2004 (the “Merger Agreement”), by and among VAC–OS Holdings LLC, a Delaware limited liability company (“Holdings”), OS Merger Sub, Inc., a Delaware corporation and wholly–owned subsidiary of Holdings (“Merger Sub”) and OneSource Information Services, Inc., a Delaware corporation (“OneSource”).

     This final amendment to Schedule 13E-3 is being filed with the Securities and Exchange Commission pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended, to report the results of the transactions contemplated by the Merger Agreement. As announced in the press release issued by OneSource on April 29, 2004 (a copy of which is attached as Exhibit (a) hereto), the Merger Agreement to which the April 6 Schedule 13E-3 relates was terminated in accordance with its terms on April 29, 2004 and, therefore, OneSource, Holdings and Merger Sub are not proceeding with the transactions contemplated by the Merger Agreement. OneSource does not intend to file a definitive proxy statement related to the Merger Agreement nor will it solicit proxies from its shareholders related to the Merger Agreement or the transactions contemplated thereby.

     Items 1 to 15 of the April 6 Schedule 13E-3 are hereby deleted and Item 16 is hereby replaced in its entirety with the following:

Item 16. Exhibits.

     (a) Joint Press Release of OneSource and infoUSA Inc. filed on Schedule 14A pursuant to Rule 14a-12 with the Securities and Exchange Commission on April 29, 2004 and incorporated herein by reference.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ONESOURCE INFORMATION SERVICES, INC.

By:	/s/ Martin F. Kahn

	Name:	Martin F. Kahn
	Title:	Chief Executive Officer

OS MERGER SUB, INC.

By:	/s/ :Peter H. Kamin

	Name:	Peter H. Kamin
	Title:	President

VAC—OS HOLDINGS LLC

By:	/s/ :Peter H. Kamin

	Name:	Peter H. Kamin
	Title:	Managing Member

VALUEACT CAPITAL PARTNERS, L.P.

By:	/s/ :Peter H. Kamin

	Name:	Peter H. Kamin
	Title:	Managing Member of its General Partner

VALUEACT CAPITAL PARTNERS II, L.P.

By:	/s/ :Peter H. Kamin

	Name:	Peter H. Kamin
	Title:	Managing Member of its General Partner

VALUEACT CAPITAL INTERNATIONAL, LTD.

By:	/s/ :Peter H. Kamin

	Name:	Peter H. Kamin
	Title:	Managing Member of its Investment Manager

VA PARTNERS, L.L.C.

By:	/s/ :Peter H. Kamin

	Name:	Peter H. Kamin
	Title:	Managing Member

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By:	/s/ George F. Hamel, Jr.

	Name:	George F. Hamel, Jr.

By:	/s/ Peter H. Kamin

	Name:	Peter H. Kamin

By:	/s/ Jeffrey W. Ubben_

	Name:	Jeffrey W. Ubben

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